SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 22, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, June 22, 2004

CPR INTRODUCES RAIL CAPACITY ALLOCATION
TO MANAGE GROWTH IN WEST COAST IMPORT CONTAINERS

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) announced today it has begun phasing in a rail capacity allocation system to better manage growth in the import container business on Canada’s west coast. CPR said its rail network has been operating smoothly for several months after dealing with an extraordinary increase in traffic volumes. The railway said the time is right to implement a system that will bring discipline to the traffic flow and avoid the significant surges that create congestion in the supply chain.

Under the new system, CPR will allocate to each of the shipping lines it serves an annual import container volume through the Vancouver Gateway based on past volumes and growth projections. CPR will supply sufficient railcars to meet the allocated volume. Intermodal terminal operators will commit to quick turnaround of railcars to maximize car availability. The allocation system is being phased in through June.

“This is a critically important part of a more disciplined and orderly approach to the integrated logistics system,” Fred Green, CPR’s Executive Vice-President, Operations and Marketing, said. “It encompasses shipping lines, ports, and terminal operators, as well as customers that trans-load import shipments into domestic containers.”

CPR developed its allocation system after consultation with shipping lines and the port over the past month. “Everyone in the integrated logistics system wants business to grow, but growth must be managed for maximum effectiveness for all parties,” Mr. Green said. “No logistics system can accommodate significant unplanned volume increases like those that exceeded system capacity in the first quarter this year.”

CPR moved 24 per cent more international containers through the Vancouver Gateway in first-quarter 2004 than in the same period of 2003.

The sudden surge in container volumes in late 2003 and early 2004 caused bottlenecks and container backlogs at U.S. west coast and Canadian ports. Mr. Green said systemic delays caused by uncontrolled growth damage North America’s international reputation and block opportunities for economic expansion. “We need a concerted, co-operative approach that builds confidence with our shippers that the service they are provided is consistent and reliable.” As part of CPR’s commitment to maintain the Port of

Vancouver as the key gateway to heartland Canada, a CPR-Gateway joint stakeholders meeting will be held in Vancouver the latter part of August.

Mr. Green said CPR is doing everything it can to create solutions to the growing demand in Canada, including targeted track expansion. “However, in the absence of a regulatory and tax environment in Canada that supports large-scale infrastructure expansion, disciplined control systems are required. Without a positive change in the legislative environment, infrastructure expansion will be an increasingly critical issue for Canada’s economic growth,” he said.

In addition to the allocation system, CPR is integrating 5,500 new intermodal railcars into its rail car fleet. CPR also introduced remote-control locomotive power to intermodal service. Positioned at mid-train or tail end, the remote-control locomotives enable CPR to run intermodal trains as long as 10,000 feet year-round. CPR is acquiring 75 more high-performance alternating current (AC) locomotives this year, bringing its fleet of AC locomotives to 582. All are equipped to operate in remote control.

In a speech earlier this month, Rob Ritchie, President and Chief Executive Officer of CPR, told an audience of government and transportation people that North America’s transportation infrastructure is under extreme stress. He urged governments to develop public policy that will enable transportation companies to invest in urgently needed capacity expansion.

He also cautioned that current talk of regulated forced access to railway lines in Canada is scaring away the investment capital railways need to fund expansion today. Forced access would enable anyone who wants to provide rail service to use an established railway’s lines.

Also this month, Vancouver Port Authority (VPA) President and Chief Executive Officer Captain Gordon Houston reiterated plans for a $1-billion expansion to Port of Vancouver container terminals. Speaking at the VPA’s annual general meeting, Capt. Houston said this investment must be accompanied by expansion of Canada’s road and rail systems if the port is to achieve an anticipated tripling of container volumes by 2020.

“The VPA is aggressively pursuing infrastructure development at the Port of Vancouver,” he confirmed. “But we’re also working together with our public- and private-sector partners in Canada’s transportation network to foster a positive business climate and a commitment to invest in road and rail.”

Growth in freight volumes at the port is being driven largely by China’s expanding economy. Demand is up for bulk commodities while imports of consumer goods from China’s burgeoning manufacturing sector have been booming.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into

America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

end

CPR contacts
Media:	Investment Community:
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca